ELITE PHARMACEUTICALS, INC.

165 Ludlow Avenue

Northvale, NJ 07647

June 2, 2017

Suzanne Hayes, Esq.

Assistant Director

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20002

Re:	Elite Pharmaceuticals, Inc.

Registration Statement on Form S-3

(SEC filing No. 333-217866)

Acceleration Request

Requested Date: June 5, 2017

Requested Time: 4:00 P.M. Eastern Time

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Elite Pharmaceuticals, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-217866) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Richard Feiner, Esq., by calling him at (646) 822-1170.

Very truly yours,

ELITE PHARMACEUTICALS, INC.

By:	/s/ Carter Ward
Carter Ward,
Chief Financial Officer

cc:	Richard Feiner, Esq.